Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Prufesh R. Modhera
PModhera@stradley.com
202.419.8417

July 6, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Anu Dubey

Re:	USQ Core Real Estate Fund
File Nos. 333-217181 and 811-23219

Dear Ms. Dubey:

This letter responds to the comments provided to me in a letter dated May 3, 2017 regarding the initial registration statement on Form N-2 by USQ Core Real Estate Fund (the "Fund") filed via the EDGAR system on April 6, 2017.  We have summarized each of your comments below, in the order you provided them, and have set forth the Fund's response immediately below each comment.  Defined terms not herein defined shall have the meaning set forth in the Fund's registration statement.

PROSPECTUS

Cover Page

1.
Comment: Please move the first three sentences under "Shares Not Listed on an Exchange" to the outside front cover page and make the sentences more prominent (e.g., use bold font). See Item 1 of Form N-2.

Response: The disclosure has been revised accordingly.

Philadelphia, PA ● Malvern, PA ● New York, NY ● Harrisburg, PA ● Wilmington, DE ● Cherry Hill, NJ ● Washington, DC
A Pennsylvania Limited Liability Partnership

Ms. Anu Dubey
U.S. Securities and Exchange Commission
July 6, 2017

2.
Comment:  The first sentence under "Investment Objective" states that the Fund's investment objective is "to generate a return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets." The first sentence under "Summary of Investment Strategy" states that the Fund "seeks to provide investors with returns equal to or greater than the NCREIF Fund Index – Open End Diversified Core Equity over an entire market cycle". Each of these sentences sets forth a different investment objective for the Fund. Please revise the disclosure to identify a single investment objective for the Fund.

Response:  The disclosure has been revised to clarify that the Fund's single investment objective is "to generate a return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets." The statement that the Fund "seeks to provide investors with returns equal to or greater than the NCRIEF Fund Index – Open End Diversified Core Equity over an entire market cycle" has been removed from the Prospectus.

3.
Comment:  Please explain to us why it is appropriate to use this NCREIF Fund Index, which consists of open-end funds, as a benchmark for this closed-end interval fund. Also, please disclose what the acronym "NCREIF" stands for the first time it is used.

Response:  In response to comment 2 above, the Fund's disclosure has been revised to remove the statement that the Fund seeks to provide investors with returns equal to or greater than the NCRIEF Fund Index – Open End Diversified Core Equity (the "NFI-ODCE Index") over an entire market cycle.  The Fund's disclosure does still provide that, under normal market conditions, the Adviser executes its investment strategy by investing between 70% and 90% of its total assets in a concentrated portfolio of "core" Private Investment Funds included in the NFI-ODCE Index, and the terms NCREIF and NFI-ODCE Index are each defined the first time they are used.

Notwithstanding the foregoing, the Fund believes that the NFI-ODCE Index is an appropriate benchmark for this closed-end interval fund and may include disclosure relating to the performance of the NFI-ODCE Index in the Fund's shareholder reports.  The Private Investment Funds that comprise the NFI-ODCE Index are similar to the Fund in that they must invest at least 80% of their net assets in real estate, with no more than 20% invested in cash or equivalents, while the Fund intends, under normal market conditions, to invest between 70% and 90% of its total assets in funds comprising the NFI-ODCE Index, with the remainder of its assets in Public Investment Funds and publicly traded real estate securities.

Ms. Anu Dubey
U.S. Securities and Exchange Commission
July 6, 2017

Most importantly, the Fund notes that the NFI-ODCE Index defines "open-end funds" not as open-end management investment companies registered under the Investment Company Act of 1940 ("1940 Act"), but instead as "infinite-life vehicles consisting of multiple investors who have the ability to enter or exit the fund on a periodic basis, subject to contribution and/or redemption requests, thereby providing a degree of potential investment liquidity."[1]  Like the Fund, the "open-end funds" comprising the NFI-ODCE Index generally offer quarterly, not daily, redemptions.  They also have leverage limitations similar to the Fund's 33-1/3% leverage limitation (i.e., the funds comprising the NFI-ODCE Index may have no more than 40% leverage, defined for such purpose as total debt, grossed-up for ownership share of off-balance sheet debt, to the fund's total assets, also which are grossed-up for such off-balance sheet debt).

4.
Comment:  The third sentence under "Summary of Investment Strategy" indicates that the Fund will invest in Private Investment Funds. Also, the first sentence under "The Fund's Target Investment Portfolio" on page 9 indicates that the Fund can invest up to 95% of its assets in Private Investment Funds. Please tell us what provision of the 1940 Act the Private Investment Funds rely on to be exempt from registration thereunder; please also explain to us why it is appropriate for the Fund to be able to invest up to 95% of its assets in Private Investment Funds that are not typically available to retail investors. We may have more comments after reviewing your response.

Response:  The Fund expects that a number of the Private Investment Funds in which it invests may rely on Section 3(c)(1), 3(c)(5) or 3(c)(7) of the 1940 Act for an exclusion from the definition of an investment company under the 1940 Act.  Other Private Investment Funds in which the Fund may invest have concluded that they do not fit within the definition of an investment company provided by Section 3(a) of the 1940 Act and, accordingly, do not need to rely upon an exclusion or exemption in order to avoid registration under that Act.

The Private Investment Funds in which the Fund intends to invest are unlike typical "hedge funds" in a number of ways, which is why the Fund believes it is appropriate for the Fund to invest in them even if they may not be typically available to retail investors.

For example, unlike the typical hedge fund that provides limited disclosure regarding its holdings, the Private Investment Funds in which the Fund intends to invest will provide the Fund and the Adviser with annual audited financials,

1 National Council of Real Estate Investment Fiduciaries, NCREIF Fund Index – Open End Diversified Core Equity (NFI-ODCE),  https://www.ncreif.org/data-products/funds/ (last visited June 29, 2017).

Ms. Anu Dubey
U.S. Securities and Exchange Commission
July 6, 2017

quarterly unaudited financials, quarterly investment account statements, detailed information about each asset held (including valuations) and the leverage and liabilities of the Private Investment Fund.

Additionally, while hedge funds are essentially illiquid and have limited redemptions, the Private Investment Funds in which the Fund intends to invest generally accept investments on a continuous basis, have quarterly redemptions and do not have a defined termination date.  Additionally, the Fund will have added liquidity as a result of its fundamental policy to make quarterly repurchase offers as described in the Fund's registration statement. In order to maintain liquidity for the Fund's quarterly repurchase policy and provide diversification, a substantial portion (between 10% and 30%) of the Fund's assets will be invested in Public Investment Funds and publicly traded securities, utilizing long-only strategies with no hedging, derivatives or short positions.

Furthermore, hedge funds use leverage to maximize returns, whereas in today's market, REITs conservatively use leverage to enhance current income by leveraging income producing real estate assets.  The Private Investment Funds in the NFI-ODCE Index in which the Fund may invest may have no more than 40% leverage (defined for this purpose as the ratio of total debt, grossed-up for ownership share of off-balance sheet debt, to the fund's total assets, also which are grossed-up for such off-balance sheet debt).

Finally, hedge funds invest in a broad range of asset classes, such as equity, debt, futures, commodities and derivatives.  In contrast, the Private Investment Funds in which the Fund intends to invest generally invest directly in real estate properties, loans that are principally secured by real estate properties and real estate securities, or they use real estate investment trusts ("REITs") to hold such assets.

REITs are subject to a number of additional requirements:

•	Each year at least 75% of a REIT's gross income must be attributable to real estate assets such as interest on mortgage debt or rents from real property.
•	At least 20% of the balance of a REIT's gross income each year must be attributable to passive investment income such as dividends and interest.
•
Real estate assets must comprise at least 75% of a REIT's investment portfolio, measured each quarter based on current value.  The remaining 25% of a REIT's investment portfolio is generally limited to passive investments and subject to the following additional restrictions:

-	A REIT is not permitted to own over 10% of the voting securities of any issuer (other than the REIT's own taxable subsidiaries or "qualified REIT subsidiaries").

Ms. Anu Dubey
U.S. Securities and Exchange Commission
July 6, 2017

	-	A REIT is not permitted to own over 10% of the total value of an issuer's outstanding securities.
	-	The value of any one issuer's securities cannot exceed 5% of the total value of a REIT's investment portfolio.

Additionally, hedge funds actively engage in long/short trading strategies, whereas REITs pursue long-only real estate investment strategies. REITs are also subject to the following limitations:

•
A REIT is subject to significant restrictions on the sale of any assets in its investment portfolio and is prohibited from selling any asset in the ordinary course of a trade or business, enforced by a 100% penalty excise tax.

•
At least 90% of the taxable income of a REIT is generally required to be distributed each year to its shareholders rather than be re-invested in the REIT's investment portfolio.  In practice, virtually all REITs actually distribute an amount equal to at least 100% of taxable income in order to avoid any REIT-level tax.

•
REITs generally cannot realize more than 5% of annual gross income from derivatives or hedging transactions (other than certain hedges clearly identified to manage interest rate or pricing risks with respect to the REIT's borrowings).

5.
Comment:  The fifth sentence under "Summary of Investment Strategy" defines "real estate securities". If real estate securities include mortgage-backed securities, please add a reference to mortgage-backed securities in the definition and please add the corresponding risks of mortgage-backed securities in the "Principal Risks of Investing in the Fund" section of the Prospectus.

Response: The disclosure has been revised to include disclosure about mortgage-backed securities.

6.
Comment:  The fifth sentence under "Summary of Investment Strategy" defines "real estate securities" to include various types of securities "issued by: Private Investment Funds and Public Investment Funds that invest principally, directly or indirectly, in real estate . .  ." Please revise the definition to clarify whether each of the types of securities included in the definition can be issued by Private Investment Funds and Public Investment Funds or whether only certain of the types of securities included in the definition (e.g., secured or unsecured debt) would be issued by these two types of funds.

Ms. Anu Dubey
U.S. Securities and Exchange Commission
July 6, 2017

Response: The disclosure has been revised to clarify that each of the types of securities included in the definition can be issued by Private Investment Funds and/or Public Investment Funds.

7.
Comment:  The seventh sentence under "Summary of Investment Strategy" states that, for purposes of its 80% investment policy, the Fund may also invest in real estate-linked derivative instruments. Please disclose that the Fund will value derivatives based on market value for this purpose. See Rule 35d-1(a)(2)(i). See also Section 2(a)(41) of the 1940 Act.

Response:  With respect to valuing derivatives, the Fund intends to take into account exposures created by derivative instruments for purposes of the Fund's 80% policy in a manner consistent with Rule 35d-1 under the 1940 Act.  By way of example, if a derivative creates an exposure equivalent to a cash investment in the underlying instrument equal to the derivative's notional amount, the Fund believes it is appropriate to use that amount for purposes of the 80% test.  On the other hand, if a derivative creates an investment exposure to an instrument in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test.  We respectfully submit that such treatment is consistent with the SEC's statement that "[i]n appropriate circumstances" an investment company could "include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket."  See Investment Company Names, Investment Company Act Release No. 24828, at n. 13 (Jan. 17, 2001). Based upon the foregoing, the Fund respectfully declines to revise the disclosure as requested.

8.
Comment:  The first sentence under "Use of Proceeds" states that the proceeds of the offering will be invested in accordance with the Fund's investment objective as soon as practicable after receipt. Please disclose with more specificity how long it will take the Fund to invest the proceeds in accordance with its investment objective (e.g., three months). If the time period is more than three months, please disclose the reasons for this delay. See Item 7.2 of Form N-2 and Guide 1 to Form N-2.

Response:  The disclosure has been revised to state that the Fund expects that proceeds typically will be invested in Public Investment Funds on the next business day, while investments in Private Investment Funds will be made within a period not expected to exceed three months.  As the time period is not expected to be more than three months, we have not added disclosure regarding the reasons for a delay.

9.
Comment:  The third sentence under "Use of Proceeds" states that "[c]osts incurred in connection with the organization and initial offering of the Fund will be borne by the Adviser." However, the fifth sentence states that the

Ms. Anu Dubey
U.S. Securities and Exchange Commission
July 6, 2017

"estimated expenses of issuance and distribution for the Fund's shares are included as Other Expenses under the '[Summary of Fund Expenses]' section". As it appears that both these sentences are referring to the same costs, please reconcile this disclosure to clarify whether the Fund or the Adviser is bearing these costs.

Response:  The disclosure has been clarified to reflect that the Adviser will bear the costs of organizing the Fund and carrying out the Fund's initial offering, but after such offering, the Fund will bear the expenses of any ongoing offering and distribution.

Prospectus Summary — Principal Investment Strategies of the Fund (pages 1 - 2)

10.
Comment:  The third sentence of the third paragraph states that the Fund may invest in high yield securities. Please add a reference to "junk bonds" after "high yield securities". Also, please disclose on the outside front cover page of the Prospectus that the Fund can invest in high yield securities, or "junk bonds". Furthermore, please add a risk factor that describes the risks of junk bonds to the "Principal Risks of Investing in the Fund" section of the Prospectus.

Response: The disclosure has been revised accordingly.

11.
Comment:  The first sentence of the fourth paragraph states that "[i]n certain circumstances or market environments, the Fund may reduce its investment in real estate securities and hold a larger position in cash or cash equivalents." Please disclose with greater specificity the circumstances or market environments in which the Fund may take such action.

Response:  The disclosure has been revised accordingly.  The Fund notes that additional disclosure on this issue is also provided in the "Temporary Defensive Positions" section of the Summary Prospectus and in the "Principal Investment Objective, Policies and Strategies—Additional Information Regarding Investment Strategy" section of the Prospectus.

12.
Comment:  The second sentence of the fourth paragraph states that the Fund invests "over 25% of its assets in real estate securities." Please replace "assets" with "total assets". See Instruction to Item 8.2.b.(2) of Form N-2.

Response: The disclosure has been revised accordingly.

13.
Comment:  The last sentence on page 1 states that, for purposes of the Fund's 80% investment policy, the Adviser considers an issuer to be principally invested in real estate if 50% or more of its assets are attributable

Ms. Anu Dubey
U.S. Securities and Exchange Commission
July 6, 2017

to ownership, construction, management or sale of real estate. After the word "issuer", please add "including Private Investment Funds and Public Investment Funds" to clarify that those issuers are subject to this criteria as well.

Response: The disclosure has been revised accordingly.

Prospectus Summary — Principal Risks of Investing in the Fund — Risks Relating to the Fund's Investments (pages 2 – 4)

14.
Comment:  The first sentence of the first full paragraph on page 2 states that a "select number of Private Investment Funds in which the Fund may invest may charge a performance fee." Inasmuch as many private funds charge performance fees, please delete "select" from this sentence.

Response: The disclosure has been revised accordingly.

15.
Comment:  The first risk factor on page 2 sets forth the risks of concentrating in the real estate industry, which include "(ix) changes in interest rates . . . ." Please disclose that rising interest rates can negatively impact the value of real estate securities. Also, please disclose a separate interest rate risk factor that sets forth the risks of changing interest rates on the Fund's portfolio. See Fund Disclosure Reflecting Risks Related to Current Market Conditions, IM Guidance Update 2016-02 (March 2016).

Response: The disclosure has been revised accordingly.

16.
Comment:  The last risk factor on page 3 sets forth the risks of investing in convertible securities. If the Fund expects to invest (whether directly or through Underlying Funds) in contingent convertible securities ("CoCos"), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos, (e.g., credit quality, conversion triggers).

Response: The Fund's Statement of Additional Information has been revised to include disclosure regarding CoCos.

Prospectus Summary — Principal Risks of Investing in the Fund — Other Risks of Investing in the Fund (pages 4 – 6)

17.
Comment:  On page 6, the second sentence under "Distribution Policy Risk" states that all or a portion of a distribution may consist solely of a return of capital. Please also disclose this sentence on the outside front cover page of the Prospectus.

Ms. Anu Dubey
U.S. Securities and Exchange Commission
July 6, 2017

Response: The disclosure has been revised accordingly.

Summary of Fund Expenses (pages 7 – 8)

18.
Comment:  If the Fund anticipates borrowing in its first year of operations, please add a line item "Interest Payments on Borrowed Funds" to the fee table that includes an estimate of the borrowing costs the Fund will bear. See Item 3.1 of Form N-2 and Instruction 8 thereto. Alternatively, please disclose that the Fund has no current intent to borrow.

Response: The disclosure has been revised to state that the Fund has no current intent to borrow.

19.
Comment:  The third sentence of footnote 5 to the fee table states that Acquired Funds' fees and expenses are based on historic fees and expenses. Since the Fund is a new Fund and has not historically incurred any actual fees and expenses, please remove the reference to historic fees and expenses.

Response: The disclosure has been revised to refer instead to "estimated amounts for the initial fiscal year."

20.
Comment:  The first sentence of footnote 6 to the fee table states that the Adviser has contractually agreed through [___], 2018 to waive its advisory fees and/or assume expenses otherwise payable by the Fund to a certain extent. Please confirm to us that the date to be inserted in this sentence will be at least one year from the effective date of the registration statement.

Response:  The Fund confirms that the date through which the contractual advisory fee waiver and/or expense assumption is effective will be at least one year from the effective date of the registration statement.

Prospectus Investment Objectives, Policies and Strategies — The Fund's Target Investment Portfolio (pages 9 - 11)

21.
Comment:  The first sentence of the first paragraph states that the Adviser executes its investment strategy by investing up to 95% of its total net assets in a concentrated portfolio of core Private Investment Funds included in the NFI-ODCE Index. Please also disclose this sentence on the outside front cover page of the Prospectus. In addition, please disclose what the acronym "NFI-ODCE" stands for the first time it is used.

Response:  The disclosure has been revised accordingly.  The Fund notes, however, that the disclosure has been revised to state that, under normal market conditions, the Adviser executes its investment strategy by investing between

Ms. Anu Dubey
U.S. Securities and Exchange Commission
July 6, 2017

70% and 90% of its total assets in a concentrated portfolio of core Private Investment Funds included in the NFI-ODCE Index.

22.
Comment:  The fourth sentence under "Private Investment Funds" on page 10 refers to the Fund's "Fund-of-Funds approach". Please disclose on the outside front cover page of the Prospectus that the Fund operates as a fund of funds.

Response: The disclosure has been revised accordingly.

Management of the Fund — Investment Adviser (page 20)

23.
Comment:  The second sentence of the first paragraph states that the Adviser is registered with the SEC as an investment adviser. However, the Adviser is not currently registered with the SEC as an investment adviser. Please confirm to us that the Adviser will be registered with the SEC as an investment adviser by the time the Fund requests acceleration of effectiveness of this registration statement.

Response: The Fund confirms that the Adviser will be registered with the SEC as an investment adviser by the time the Fund requests acceleration of effectiveness of this registration statement.

Management of the Fund — Portfolio Manager (page 21)

24.
Comment:  The second sentence states that "[s]ubject to the oversight of the Committee as a whole, [___] . . . oversees the day to day investment operations of the Fund." Please clarify which person or persons (e.g., the Committee) are primarily responsible for the day-to-day management of the Fund. See Item 9.1.c. of Form N-2.

Response: The disclosure has been revised to include the previously omitted information.

Distribution of Fund Shares — Distribution Plan (page 24)

25.
Comment:  The third sentence of this paragraph refers to an exemptive order which permits the Fund to charge asset-based distribution fees. Please confirm to us that the Fund will not request acceleration of effectiveness of this registration statement until it has obtained the exemptive order.

Response:  The Fund confirms that it will not request acceleration of effectiveness of this registration statement until it has obtained the exemptive order permitting the Fund to charge asset-based distribution fees.

Ms. Anu Dubey
U.S. Securities and Exchange Commission
July 6, 2017

26.
Comment:  Please add disclosure stating that because the distribution fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges. See Item 12(b)(2) of Form N-1A.

Response: The disclosure has been revised accordingly.

Market Timing Policy (page 28)

27.
Comment:  The second sentence refers to "frequent trading of Fund shares". Inasmuch as the Fund will not be "traded", but will sell shares and make periodic repurchases of shares, please revise the disclosure in this section to replace the references to "trading" with references to purchases and redemptions of Fund shares.

Response: The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Management of the Fund — Board of Trustees (pages 17-18)

28.
Comment:  The table states that all trustees and officers have served "since inception". Please specify the Fund's inception date in the table to clarify the length of service of the Fund's trustees and officers.

Response: The disclosure has been revised accordingly, with placeholders. The information will be included by the time the Fund requests acceleration of effectiveness of this registration statement.

Signature Page

29.
Comment:  Once the Board has been constituted (e.g., independent trustees appointed), please confirm that the next amendment to the Fund's registration will be executed in accordance with Section 6 of the Securities Act of 1933 ("Securities Act").

Response: The Fund confirms that, once the Board has been constituted, the next amendment to the Fund's registration will be executed pursuant to Section 6 of the Securities Act.

GENERAL COMMENTS

30.	Comment: Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

Ms. Anu Dubey
U.S. Securities and Exchange Commission
July 6, 2017

Response: The disclosure has been revised throughout the registration statement as applicable.

31.
Comment:  We note that many portions of your filing are incomplete or to be updated by amendment (e.g., identity and other information regarding two independent trustees, financial statements).  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Fund acknowledges the staff's comment.

32.
Comment:  If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: If the Fund omits certain information from the form of prospectus included in the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, the Fund will identify the omitted information and provide it to the Staff supplementally before filing the final pre-effective amendment.

33.
Comment:  Other than the exemptive application submitted by the Fund on January 10, 2017, please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: Other than the exemptive application submitted by the Fund on January 10, 2017, the Fund has not submitted and currently does not expect to submit any other exemptive applications or no-action requests in connection with its registration statement.

34.
Comment:  Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response:  The Fund confirms that it will file a pre-effective amendment to the registration statement pursuant to Rule 472 under the Securities Act reflecting the changes to the disclosure indicated herein. The Fund also confirms that, where no change will be made in the filing in response to a comment in which the staff

Ms. Anu Dubey
U.S. Securities and Exchange Commission
July 6, 2017

requested that the Fund's disclosure be revised, that fact, and the basis for the Fund's position, is indicated in this response.
*  *  *

Please do not hesitate to contact me at (202) 419-8417 if you have any questions or wish to discuss any of the responses presented above.
Respectfully submitted,

/s/ Prufesh R. Modhera
Prufesh R. Modhera

cc:	S. Timothy Grugeon
Keith Downing